JPMorgan Trust I

270 Park Avenue

New York, New York 10017

January 25, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Cowan, Division of Investment Management

Re:	JPMorgan Trust I – Registration Statement on Form N-14
File No. 333-221841

Dear Mr. Cowan:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (“Securities Act”), JPMorgan Trust I (the “Trust”) and the Trust’s distributor, JPMorgan Distribution Services, Inc. (“JPMDS”), hereby respectfully request that the effective date of the Post-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act (“Registration Statement”), filed on January 25, 2018 pursuant to Rule 485(a) under the Securities Act, be accelerated so that it will become effective on January 31, 2018, or as soon thereafter as practicable. The Trust and JPMDS are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Should members of the staff have any questions or comments concerning this letter, please call John Fitzgerald at (212)-648-2085, or Stephen T. Cohen of Dechert LLP at (202) 261-3304 if you have any questions.

Sincerely,

/s/ John Fitzgerald
John Fitzgerald
Assistant Secretary

The Undersigned hereby joins in the above request.

JPMorgan Distribution Services, Inc.

/s/ Susan Montgomery
Susan Montgomery
President